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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 23 2006
WASH. D.C. 209

SEC FILE NUMBER
8- 52643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ULTIMUS FUND DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__225 PICTORIA DRIVE, SUITE 450__
(No. and Street)

__CINCINNATI__　　　　　　　　　__OHIO__　　　　　　　　　__45246__
(City)　　　　　　　　　　　　　(State)　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__ROBERT G. DORSEY__　　　　　　　　　　　　　__(513) 587-3401__
　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__FRANZ CPAS, INC.__
(Name – *if individual, state last, first, middle name*)

__11180 REED HARTMAN HIGHWAY, SUITE 110__　　　__CINCINNATI, OHIO 45242__
(Address)　　　　　　　　　(City)　　　　　　　　(State)　　　　　　(Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __ROBERT G. DORSEY__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ULTIMUS FUND DISTRIBUTORS, LLC__ , as of __DECEMBER 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SUE A. PILCHER
Notary Public, State of Ohio
Commission Expires 10/27/2009

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ultimus Fund Distributors, LLC

December 31, 2005

Table of Contents

FRANZ CPAs, Inc.

Certified Public Accountants

11180 Reed Hartman Highway, Suite 110 · Cincinnati, Ohio 45242
(513) 489-4848 · FAX (513) 489-4856

Independent Auditor's Report

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the Company) as of December 31, 2005, and the related statements of income, changes in member equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultimus Fund Distributors, LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

FRANZ CPAs, INC.

January 25, 2006
Cincinnati, Ohio

3

Ultimus Fund Distributors, LLC

Statement of Financial Condition
December 31, 2005

Assets

Cash	$	206,577
Receivable from customers		15,501
Prepaid registration fees		24,023
Total current assets	$	246,101

Liabilities and Member Equity

Liabilities:

Total current liabilities	$	-
Commitments and contingent liabilities		-
Member equity		246,101
Total liabilities and member equity	$	246,101

The accompanying notes are an integral part of these financial statements

Ultimus Fund Distributors, LLC

Statement of Income
for the Year Ended December 31, 2005

Revenues:		
Distribution fees	$	119,005
Contingent deferred sales charge income		60,256
Underwriting fees		710
Total revenues		179,971
Expenses:		
Management fees (Note 4)		50,000
Registration fees		28,913
Professional		6,713
Sub-servicing fees - related party (Note 4)		1,035
Total expenses		86,661
Net Income	$	93,310

The accompanying notes are an integral part of these financial statements

Ultimus Fund Distributors, LLC

Statement of Changes in Member Equity
for the Year Ended December 31, 2005

Balance at December 31, 2004	$ 152,791
Net income	93,310
Member contributions	-
Balance at December 31, 2005	$ 246,101

The accompanying notes are an integral part of these financial statements

Ultimus Fund Distributors, LLC

Statement of Cash Flows
for the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income	$	93,310
Changes in operating assets and liabilities:		
Receivable from customers		(2,288)
Prepaid registration fees		(6,425)
Accounts payable		(589)
Total changes		(9,302)
Net cash provided by operating activities		84,008
Change in cash		84,008
Cash at beginning of the year		122,569
Cash at end of the year	$	206,577

The accompanying notes are an integral part of these financial statements

Ultimus Fund Distributors, LLC

Notes to Financial Statements
December 31, 2005

1. Organization and Nature of Business

Ultimus Fund Distributors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD) and various state securities regulatory agencies. The Company is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC (Member). The Company began operations on May 31, 2000 and received NASD membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. The Company serves as the principal underwriter for mutual fund groups that have contracted with the Member for the provision of mutual fund services.

2. Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Distribution Fee Income

The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly fee of $500, although fees are subject to negotiation. Distribution fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

The Company also generates distribution fees pursuant to certain cash management services agreements. Such fees are based on an established fee schedule.

Contingent Deferred Sales Charge Income

The Company generated contingent deferred sales charge (CDSC) income from a fund that utilizes the Company's distribution services.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the Member in accordance with regulations of the Company.

Registration Fee Expense

Registration fees are recorded at cost and amortized on a pro rata basis over the respective licensing period. The Company incurs fees for NASD and various state licensing requirements.

Sub-Servicing Fee Expense

The Company paid Member for certain administration, transfer agent and fund accounting services. Effective March 1, 2005 the Company no longer directly compensates Member for sub-servicing and instead includes sub-servicing fee expense as part of the Cost Assumption Agreement (see Note 4).

Cost Reimbursement

Mutual fund groups or their sponsor reimburse the Company for costs associated with the licensing of individual representatives; Fund/SERV, Networking and other transaction costs; and the costs of reviewing and filing sales literature with the NASD. These costs represent flow-through items and are not reflected in the Company's financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

3. Receivable From Customers

Accounts receivable from customers include amounts due under distribution agreements with thirteen mutual fund groups and amounts due under cash management services agreements. Management expects to collect 100% of all outstanding accounts, therefore, no allowance for doubtful accounts has been provided.

4. Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement originally dated June 20, 2000 and subsequently replaced by an agreement dated March 1, 2005. Specifically, the Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, such as certain administration, transfer agent and fund accounting services. The Company pays a $5,000 monthly management fee to Member under the Cost Assumption Agreement. For the year ended December 31, 2005 the total management fee equaled $50,000.

As discussed above, the Company paid Member for sub-servicing prior to March 1, 2005. Total sub-servicing fee expenses for the year ended December 31, 2005 equaled $1,035.

Ultimus Fund Distributors, LLC

Notes to Financial Statements
December 31, 2005

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2005, the Company had net capital of $209,546, which was $184,546 in excess of its required net capital of $25,000.

6. Concentration of Revenues

A significant portion of the Company's revenues are derived from two customers. Revenue earned from these particular customers accounted for approximately 37% and 23% of all revenues earned during 2005. In addition, 100% of the Company's CDSC income is derived from one customer.

7. Uninsured Cash Balance

The Company maintains its cash deposits with a single financial institution that is insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances totaled approximately $106,577 as of December 31, 2005.

FRANZ CPAs, Inc.

Certified Public Accountants

11180 Reed Hartman Highway, Suite 110 · Cincinnati, Ohio 45242
(513) 489-4848 · FAX (513) 489-4856

Independent Auditor's Report on Supplemental Information

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying financial statements of Ultimus Fund Distributors,
LLC as of and for the year ended December 31, 2005, and have issued our report thereon
dated January 25, 2006. Our audit was conducted for the purpose of forming an opinion
on the basic financial statements taken as a whole. The information contained in
Schedule I is presented for purposes of additional analysis and is not a required part of
the basic financial statements, but is supplementary information required by rule 17a-5
under the Securities Exchange Act of 1934. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial statements and, in our
opinion, is fairly stated in all material respects in relation to the basic financial statements
taken as a whole.

Pursuant to SEC Rule 15c3-1(a)(2)(v) (the Net Capital Rule), the Company is required to
maintain a minimum net capital requirement of $25,000. No material differences exist
between the computation reported on by the independent auditor (Schedule I) and the
Company's unaudited filing of Part II or Part IIA of the FOCUS report.

The Company operates pursuant to SEC Rule 15c3-3(k)(2) (the Customer Protection
rule), limiting business to the distribution of mutual funds, including mutual fund
underwriter, sponsor, and retailer on a direct application basis (i.e., the Company does not
hold customer funds or safekeep customer securities). The Company is exempt from
Rule 15c3-3.

FRANZ CPAs, INC.

January 25, 2006
Cincinnati, Ohio

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1
December 31, 2005

Computation of Net Capital

Total partner capital from Statement of Financial Condition	$ 246,101
Deduct partner capital not allowable for net capital	-
Total partner capital qualified for net capital	246,101
Add:	
Liabilities subordinated to claims of general creditors allowable in computation on net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	246,101
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	(36,555)
Secured demand note deficiency	-
Commodity futures contracts and spot commodities - proprietary capital changes	-
Other deductions and/or charges	-
Other additions and/or credits	-
Net capital before haircuts on securities positions	209,546
Haircuts on securities	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentrations	-
Other	-
Net Capital	$ 209,546

See Independent Auditor's Report on Supplemental Information

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1
December 31, 2005

Computation of Aggregate Indebtedness

Total A.I. Liabilities from Statement of Financial Condition	$	-
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which		
no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0%

Computation of Basic Net Capital Requirement

Minimum net capital required	$	-
Minimum dollar net capital requirement	$	25,000
Net capital requirement	$	25,000
Excess net capital	$	184,546
Excess net capital at 1000 percent	$	209,546

See Independent Auditor's Report on Supplemental Information

FRANZ CPAs, Inc.

Certified Public Accountants

11180 Reed Hartman Highway, Suite 110 · Cincinnati, Ohio 45242
(513) 489-4848 · FAX (513) 489-4856

Independent Auditor's Report on Internal Accounting Control

Member
Ultimus Fund Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ultimus Fund Distributors, LLC (the Company), for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FRANZ CPA, Inc.

January 25, 2006
Cincinnati, Ohio